July 23, 2020

Via E-mail
David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen   s Road, Central
Hong Kong

       Re:     Sky Solar Holdings, Ltd.
               Schedule 14D-9
               Filed July 20, 2020
               File No. 5-88608

Dear Mr. Zhang:

       We have reviewed the above filing and have the following comments. Some of our comments may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or providing the requested
information. If you do not believe our comments apply to the Company   s facts
and
circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Recommendation of the Special Committee, page 3

1. With a view towards disclosure, please advise us as to what information the Special
       Committee requested and did not receive     other than the information
identified in
       clauses (i), (ii) and (iii) of the first bullet point on page 5     to
allow it and its advisors to
       complete a full and deliberate review and evaluation of the material terms and provisions
       of the Offer and the prospects and value of the Company    sufficient to
enable the Special
       Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law.
 David T. Zhang, Esq.
Kirkland & Ellis
July 23, 2020
Page 2

Reason for the Special Committee   s Position, page 5

2. Refer to the first bullet in this section. With a view towards disclosure, please advise why the Special Committee, established by the Board to evaluate and make
a
       recommendation to the Board with respect to strategic alternatives available to the
       Company, including an offer such as the Offer, has not received the information
       identified in clause (i) through (iii) from the Company   s management.
Please advise
       whether the Board, on behalf of the Special Committee, has taken any initiative to request
       such information from the Company   s management, and if not, why not.

3. Please disclose whether Houlihan Lokey has received any information, from the
       Company or any other source, to conduct any financial analysis and diligence view of the
       Company. If so, please advise what consideration the Company gave to disclosing such analysis. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

                                             *   *    *

       We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                           Sincerely,

                                                           /s/ Perry J. Hindin

                                                           Perry J. Hindin
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions